DEER CONSUMER PRODUCTS, INC.
Area 2, 1/F, Building M-6,
Central High-Tech Industrial Park, Nanshan,
Shenzhen, China 518057
(86) 755-8602-8285

June 18, 2010

VIA EDGAR

Larry M. Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Deer Consumer Products, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 2, 2010; File No. 001-34407

Dear Mr. Spirgel:

This letter responds to the comment letters, dated June 11, 2010, and May 19, 2010, to Deer Consumer Products, Inc. (the “Company”) regarding the above-captioned filing of the Company. In connection with our response to the comment letter of June 11, 2010, we are concurrently filing Amendment No.1 to our Annual Report on Form 10-K filed on March 2, 2010 (the “10-K Amendment No. 1”). Please note that, for the Staff’s convenience, the Company has reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

Staff comment letter, dated June 11, 2010

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.	Provide in MD&A a discussion similar to what you provided to us in your response to comment four.

Response:

The Company has revised its disclosures in its 10-K Amendment No. 1 on beginning on page 32 in accordance with the Staff’s comment.

Securities and Exchange Commission
June 18, 2010

Parent Company Financial Statements

2.
We note your response to comment seven however we continue to believe there are material restrictions on the ability of your PRC subsidiaries to transfer funds to the parent company. As previously requested, provide parent-only financial statements prepared pursuant to the guidance in 5-04 and 12-04 of Regulation S-X. You should also provide the disclosures required pursuant to 4-08(e) of Regulation S-X.

Response:

The Company has revised its disclosures in its 10-K Amendment No. 1 on pages F-12 and F-18 in accordance with the Staff’s comments.

Staff comment letter, dated May 19, 2010

The Company has made the following revisions in its 10-K Amendment No. 1 pursuant to our response letter of May 26, 2010.

Risks Related to Our Business, page 12

1.	Refer to your disclosure on page 18. Please describe the nature and amount of the liabilities that were transferred to a third party pursuant to the Share Exchange Agreement.

Response:

Please refer to the Company’s response in its letter of May 26, 2010.

2.	Refer to your disclosure on page 22. Tell us how you determined the appropriate accounting treatment for the acquisition of 100% of the equity interest in Winder.

Response:

Please refer to the Company’s response in its letter of May 26, 2010.

3.
Refer to your disclosure on page 23.  We note that your PRC resident beneficial owners, including your Chairman, have not registered with the local SAFE branch.  Please revise your disclosure to explain why they have not done so and whether you believe they intend to do so.  Also explain how you determined whether a liability has been incurred by the company as a result of their noncompliance.  Disclose whether the company is in compliance with the SAFE registration procedures for employee stock ownership plans and share options, if applicable.

Securities and Exchange Commission
June 18, 2010

Response:

The Company has revised its disclosures in its 10-K Amendment No. 1 on page 23 in accordance with the Staff’s comments.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

4.
Refer to your discussion of revenues beginning on page 32.  In light of the global economic slowdown, on which you comment in a risk factor on page 12, please expand your discussion to provide more detailed analysis specifically identifying the reasons (e.g. new products, new agreements, entering new markets, increased advertising, changes in pricing, etc.) behind the significant increases in revenue the company has experienced.  Please be very specific in your response.  For instance, you mention increased marketing efforts, particularly in China, but even US revenue increased 49% in 2009 and 108% during the first quarter of 2010.  Please address this in your response, and explain why you believe that the concerns raised in you risk factor on page 12 have not resulted in decreased revenues, and instead, significantly higher revenues.

Response:

Please refer to the Company’s response above to Comment 1 of the Staff’s comment letter dated June 11, 2010.

Item 9. Directors, Executive Officers and Corporate Governance, page 37

5.
Please revise future filings to provide, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure.   Please refer to Item 401(e)(1) of Regulation S-K, and SEC Release No. 33-9089.

Response:

The Company has revised its disclosures in its 10-K Amendment No. 1 on beginning on page 37 in accordance with the Staff’s comments.

Item 10. Executive Compensation, page 41

6.
We note that you have elected to follow the scaled disclosure requirements for smaller reporting companies with respect to the disclosure required by Item 402 of Regulation S-K.  In future filings, please provide your Summary Compensation Disclosure in the format provided at Item 402(n) of Regulation S-K.

Response:

The Company has revised its disclosures in its 10-K Amendment No. 1 on page 41 in accordance with the Staff’s comments.

Securities and Exchange Commission
June 18, 2010

Financial Information of Registrant

7.
In light of the capital outflow policies in China that may restrict the ability of your PRC subsidiaries from paying dividends described in the Risk Factor on page 26, as well as other restrictions such as the SAFE regulations described on page 23, it appears you should provide condensed financial information of the registrant pursuant to 5-04 of Regulation S-X.  It appears it may also be necessary for you to provide the disclosures required pursuant to 4-08(e) of Regulation S-X.  Please revise accordingly or advise us.

Response:

Please refer to the Company’s response above to Comment 2 of the Staff’s comment letter dated June 11, 2010.

Revenue Recognition, page F-11

8.	Please revise your disclosure to clarify whether you recognize revenue when your products are shipped, or when delivery is completed, and why.

Response:

The Company has revised its disclosures in its 10-K Amendment No. 1 on page F-11 in accordance with the Staff’s comments.

Note 7 – Stockholder’s Equity, page F-14

9.	Please disclose and tell us the nature of the intangible asset transferred to the company from a related party.

Response:

The Company has revised its disclosures in its 10-K Amendment No. 1 on page F-14 in accordance with the Staff’s comments.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 18, 2010

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours, /s/ Ying He Ying He Chief Executive Officer

Enclosures

cc: Robert Newman, The Newman Law Firm, PLLC